ŌLŌGY

BREWING + DISTILLING

* FROM THE LAB
TO THE TAPROOM

"ALL BREWING IS SCIENCE. OLOGY IS MAD SCIENCE."



Key Financial Highlights

ÒLŌGY BREWING CO

*** ONE OF THE FASTEST GROWING INDIE BREWERIES IN FLORIDA**

50% ANNUAL GROWTH

POSITIVE EBITDA OF $154K IN 2024*

$4.24M IN REVENUE LAST YEAR

STRONG CASH POSITION

POSITIONED FOR RAPID GROWTH

**EBITDA - Earnings before interest, taxes, depreciation, and amortization.*

Ology is Moving Fast

ŌLŌGY BREWING CO

- **Jun '23** — Signed with Tri-Eagle Sales (Tallahassee, Gainesville, Ocala)
- **Dec '23** — Signed with Pepin Distributing (Tampa)
- **Feb '24** — Signed with Great Bay (St. Petersburg, Clearwater)
- **Mar '24** — Launched product into 52 Publix's (Tallahassee, Gainesville, Ocala, Tampa)
- **Mar '24** — Signed with North Florida Sales and Johnson (Jacksonville, Thomasville and Valdosta)
- **Jun '24** — Signed with City Beverage (Orlando)
- **Sep '24** — Signed with Gold Coast Distributing (Sarasota)
- **Nov '24** — Signed with Lewis Bear (Panama City, Pensacola, Destin)
- **Apr '25** — Expanded into an additional 50 Publix's in 2025 (Adding Stores in Tampa and Orlando)
- **Apr '25** — Signed with Bernie Little Distributing (Lakeland)

PIVOTED TO THE INDEPENDENT BUDHOUSE NETWORK

LAUNCHED & EXPANDING OUR PUBLIX FOOTPRINT

Core Businesses Platform

ȮLŌGY BREWING CO

TWO-CHANNEL MODEL
BUILT FOR GROWTH

TAPROOMS ⟶ INNOVATION & MARGIN HUB

LOCATIONS

- MIDTOWN | Tallahassee
- POWER MILL | Tallahassee
- NORTHSIDE | Tallahassee
- TAMPA

OFFERINGS

- BEER
- SPIRITS (In-house)
- COCKTAILS & MOCKTAILS
- COFFEE (Northside & Midtown)
- BOTTLES & CANS TO-GO
- RTDS (Ready-to-drink cocktails)
- FOOD (Northside)

TEST NEW PRODUCTS ↗ GET FEEDBACK ↗ BUILD LOYALTY

DISTRIBUTION ⟶ SCALE & REACH ENGINE

RETAIL PARTNERS

- PUBLIX (75 stores → 100 by EOY)
- TRADER JOE'S
- WHOLE FOODS

PRODUCT LINES

- BEER
- SPIRITS
- RTDS (Ready-to-drink cocktails)

DISTRIBUTOR NETWORK

- BUD NETWORK (For Southeast reach)

SCALE PROVEN HITS ↗ MAXIMIZE REACH ↗ CAPTURE NEW MARKETS

Uses of Capital


SILO COMING
END OF JUNE!
ŌLOGY
BREWING Co
TAPROOM &
BEER GARDEN

IMPROVING CORE UNIT ECONOMICS

- **GRAIN INFRASTRUCTURE:**

  Install a grain silo, augur, and mill room to minimize key input costs for all our beers

  → Represents a 40% savings over our current grain costs.

  → At 4,000 BBL this is $11,700 per month ($140k/yr)

- **PACKAGING INVESTMENT:**

  Initial order of pre-print cans and increase production capacity of canning line

Uses of Capital

ŌLŌGY BREWING CO

* THE SOUTHEAST—THE NEXT FRONTIER FOR CRAFT


Georgia Counties by Population (2024)


Population of Florida
Counties 2023

* **New Sales Staff: South Florida Territory**
  → South Florida is our next territory to conquer with the largest population concentration and income concentration

* **New Sales Staff: Atlanta and surrounding area**
  → Atlanta holds half the population of Georgia and is a great concentration of both income and population

Expanding Sales Territories

ÖLŌGY BREWING CO

GROWING OUR GEOGRAPHICAL FOOTPRINT REQUIRES A GROWING SALES TEAM

* Southern Florida
* Atlanta
* South Carolina
* Alabama
* New Orleans

The Budweiser Network of distributors excels at delivering products but falls short when it comes to proactively driving sales. That's a task we need to handle ourselves with on-the-ground efforts. We need great staff to encourage more sales



* NEW ATLANTA REP
* AARON B
* JACK W
* NEW S FLORIDA REP
Lewis Bear
Tri-Eagle
NF Sales
Daytona Beverages
Great Bay
City Bev.
Wayne Densch
Pepin
Bernie Little
Carroll Distribu.
Gold Coast
Peace River
Southern Eagle
Suncoast Bev.
Coastal
Stephens Distrib.
Eagle Brand Sales

Understanding Distribution

ŌLŌGY BREWING CO

HOW THE BUDWEISER HOUSE NETWORK WORKS



01

OLOGY PRODUCTION FACILITY
(TALLAHASSEE)

→

02

BUDWEISER HOUSE DISTRIBUTOR
(E.G., TRI-EAGLE, PEPIN)

→

03

SALES LIFT DRIVEN BY OLOGY FIELD TEAM

* TASTINGS
* STORE VISITS
* LOCAL EVENTS

→

04

REGIONAL GROCERY & RETAIL ACCOUNTS

* PUBLIX
* TRADER JOE'S
* WHOLE FOODS
* BARS & RESTAURANTS

Key Catalyst - Publix Wants Ology Beer

ŌLŌGY BREWING Co

PUBLIX'S DESIRE FOR OLOGY PRODUCT IN THE SOUTHEAST DRIVES THE NEED FOR EXPANDING DISTRIBUTION FOOTPRINT AND SALES TEAM

- Publix desires to have Ology Beer statewide, we are planning a staged roll-out with them
  - Publix dominates the CPG market and their key consumers are our customer base - upper-middle class
- This leads to the "Bud-House" distributor network wanting Ology statewide
  - There are 18 independent Bud distributors who are always looking for the next big thing
  - We ask them to sell both our craft beer and craft spirits, if they want our Publix beer volume
- This demand enables us to scale up both our statewide sales/marketing team and production capacity reliably

★ **We are working with the Publix Craft Beer Buyer for the Southeast and are planning to grow our 100+ stores to 300+ stores in 2026**

STATES	STORES
FLORIDA	871
GEORGIA	216
ALABAMA	94
S CAROLINA	69
TENNESSEE	58
N CAROLINA	55
VIRGINIA	20
TOTAL	1383

Chain Store Sales Success

ŌLŌGY BREWING CO


NOW
AVAILABLE AT
PUBLIX



* GROCERS

Launched:
* Publix
* Trader Joe's
* Fresh Market
* Community Co-Op
* Whole Foods

Working on:
* Walmart
* Costco
* Winn-Dixie
* Target

* PACKAGE STORES

Launched:
* ABC
* Total Wine
* Market Liquor Group

Working on:
* Publix Liquor
* Costco Liquor




WHOLE
FOODS
MARKET

Untapped Data

ȮLŌGY BREWING CO

*** AMAZING 4.01 RATING**
IMPRESSIVE 180K CHECKINS


9:36
Brewery
Ology Brewing Co
Micro Brewery
Tallahassee, FL United States
4.00 Avg
MORE INFO
BEERS
516 Beers
Sensory Overload
Ology Brewing Co
IPA - New England / Hazy
3.94 Avg
Rainbow Colored Glasses
Ology Brewing Co
Sour - Fruited Berliner Weisse
3.86 Avg
Heliocentric Distortion
Ology Brewing Co
IPA - Imperial / Double New England /...
4.08 Avg
SEE ALL BEERS
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3:17
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3:16
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Ology Brewing Co
Stout - Imperial / Double Pastry
12% ABV • 0 IBU
Rating: 5.00
Global: 4.21 Avg
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CORE & SPECIALTY HIGHLY RATED

Untapped Data (National/Regional Craft)

On Untappd, the difference between a 3.7 and a 4.0 rating is like the gap between a C- and an A in terms of craft beer drinker approval. The effective range is narrow, from 3.6 at the low end to 4.1 at the high end, effectively spanning just 0.5 points rather than the full 5-point scale.

BREWERY (NATIONAL)	SCORE	UNIQUE CHECK-INS
Ology Brewing	4.01	54,709
Cigar City Brewing	3.87	738,713
New Belgium	3.64	1.33M
Creature Comforts	3.97	155,934
Dogfish Head	3.84	1.11M
Wicked Weed	3.91	446,707
Sierra Nevada	3.70	1.4M

BREWERY (FLORIDA)	SCORE	UNIQUE CHECK-INS
Ology Brewing	4.01	54,709
Proof	3.76	51,570
Oyster City	3.71	38,704
Lake Tribe	3.70	3,584
Deep Brewing	3.86	6,207
Swamp Head	3.73	80,156
First Magnitude	3.69	37,231

RECENT AWARDS

ÓLŌGY BREWING Cº

NATIONAL RECOGNITION. LOCAL OBSESSION.

* BUSINESS

- Best of Tallahassee - Gold - Best Brewery 2024
- Best of Tallahassee - Gold - Best Brewery 2023
- Best of Tallahassee - Silver - Best Brewery 2022
- Seminole 100 - 2024

* BEERS

- Best Florida Beer - Gold - Best Sour (Rainbow Colored Glasses) 2024
- Best Florida Beer - Bronze - Best Sour (Rainbow Colored Glasses) 2023
- Best Florida Beer - Bronze - Best Hazy Double IPA (Radiant Energy) 2022

* SPIRITS

- American Distilling Institute (2024)
  - Gold - Best Packaging
  - Silver - Solar Flare Satsuma Liqueur
  - Bronze - Vodka
  - Bronze - New World Gin

BEST FLORIDA BEER
2024 Gold Winner

2024 INTERNATIONAL SPIRITS COMPETITION
20 | GOLD
24 | MEDAL
SPIRIT EXCELLENCE
AMERICAN DISTILLING INSTITUTE

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Ology Brewing Company
ology_brewing_co
Brewery
An innovative craft brewery based out of Tallahassee, FL. Hazy IPAs, Fruited Berliners, Crisp Lagers, and Big Stouts. Check out our Tampa Location!
118 E 6th Ave, Tallahassee, Florida
linktr.ee/OlogyBrewing?utm_source=link...
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* CONTINUALLY GROWING BRAND REACH

AMAZING BRAND ENGAGEMENT

Ology's Revenue Growth

ÖLŌGY BREWING CO

OPERATING REVENUE (Sales - Taxes - Credit Card Fees)

- 2017: $339,672 (annualized)
- 2018: $512,790
- 2019: $777,867
- 2020: $1,578,355
- 2021: $2,381,876
- 2022: $3,597,572
- 2023: $3,899,893*
- 2024: $4,241,213*

*(dropped national distro, replaced with Bud-network in FL)



51.37% Annualized Growth Rate over 7 years

Ology's Revenue Growth Cont.



PROJECTED REVENUE
$15M
$10M
$5M
$0
$340K
$778K
$2.3M
$4.0M
$5.5M
$8.5M
$13.0M
2017
2019
2021
2023
2025
2027
2029

Market Opportunity

TOTAL ADDRESSABLE MARKET

* $30B+ U.S. Craft Beer
* $20B+ U.S. Craft Spirits
* $10B+ U.S. RTD & Canned Cocktails

SERVICEABLE ADDRESSABLE MARKET

* The Southeast makes up 18-20% of the total US market
* $11B+ in reachable markets (FL, GA, AL, SC, NC, TN)

SERVICEABLE OBTAINABLE MARKET

* $25M+ in realistic annual revenue from taprooms and distro
* Projected with gaining only a fraction of the market share
* 0.2% of SAM (Incredibly low)


TAM
$60B+
SAM
$11B+
SOM
$25M+

Projected Improvements

Silo - 40% savings on grain (primary COG for Beer and Single Malt)

* 2025 projected production volume
  - 4,000 Bbl - Savings of **$10,000/month ($121k/yr)**
* 2026 projected production volume
  - 7,000 Bbl - Savings of **$17,500/month ($210k/yr)**

Pre-Printed Cans

* $0.09/can savings
  - **$3,000/yr/brand**

Sales Reps (S. Florida and Atlanta Territory)

* Year 1 - 15,000CE Projection = **$100,500 Revenue Growth**
* Year 2 - 30,000CE = **$201,000 Revenue Growth**

Already Implemented Year over Year improvements

* Foodlab **$24,000/year profit increase**
* Coffee **$20,000/year profit increase**
* Taprooms **$57,000/year profit increase**

LET'S EVOLVE TOGETHER

	REVENUE	P&L
TRAILING 12 MONTHS	$4,352,344	$16,939
2025 PROJECTED P/L WITH IMPROVEMENTS	$5,050,000	$265,000
2026 PROJECTED P/L WITH IMPROVEMENTS	$5,900,000	$535,000

Future projections are not guaranteed

Ology's Capital Raise Terms

ÖLOGY BREWING CO

ENTITY TYPE:	LLC with C-Corp tax election
QSBS QUALIFIED INDUSTRY:	Yes (see next page for details)
EQUITY TYPE:	Common, non-voting

* PRE-MONEY VALUATION:	$16,000,000
TARGET RAISE:	$800,000
MINIMUM INVESTMENT	$100